Exhibit 4.1

DESCRIPTION OF THE REGISTRANT’S SECURITIES

REGISTERED PURSUANT TO SECTION 12 OF THE

SECURITIES EXCHANGE ACT OF 1934, AS AMENDED

PennyMac Financial Services, Inc. (the “Company”) had one class of securities registered under Section 12 of the Securities Exchange Act of 1934, as amended: our common stock.

Throughout this exhibit, references to the “we,” “our,” and the “Company” herein are, unless the context otherwise indicates, only to PennyMac Financial Services, Inc. and not to any of its subsidiaries.

General

Our authorized capital stock consists of 200,000,000 shares of common stock, par value $0.0001 per share, and 10,000,000 shares of preferred stock, par value $0.0001 per share. Unless our board of directors determines otherwise, we will issue all shares of our capital stock in uncertificated form. The following description of our capital stock is a summary and is qualified in its entirety by reference to our amended and restated certificate of incorporation, as amended (the “Certificate of Incorporation”) and amended and restated bylaws, as amended (the “Bylaws”).

Common Stock

Holders of our common stock are entitled to one vote for each share held of record on all matters submitted to a vote of stockholders.  Holders of our common stock are entitled to receive dividends when and if declared by our board of directors out of funds legally available therefor, subject to any statutory or contractual restrictions on the payment of dividends and to any restrictions on the payment of dividends imposed by the terms of any outstanding preferred stock.

Upon any dissolution or liquidation or the sale of all or substantially all of our assets, after payment in full of all amounts required to be paid to creditors and to the holders of preferred stock having liquidation preferences, if any, the holders of common stock will be entitled to receive pro rata the remaining assets available for distribution.

Holders of our common stock do not have preemptive, subscription, redemption or conversion rights.

Preferred Stock

Our Certificate of Incorporation authorizes our board of directors to establish one or more series of preferred stock (including convertible preferred stock). Unless required by law or by any stock exchange, the authorized shares of preferred stock will be available for issuance without further action by our stockholders. Our board of directors is able to determine, with respect to any series of preferred stock, the terms and rights of that series, including:

·	the designation of the series;

·	the number of shares of the series, which our board may, except where otherwise provided in the preferred stock designation, increase or decrease, but not below the number of shares then outstanding;

·	the voting rights, if any, of the holders of the series;

·	whether dividends, if any, will be cumulative or non-cumulative and the dividend rate of the series;

·	the dates at which dividends, if any, will be payable;

·	the rights of priority and amounts payable, if any, on shares of the series in the event of any voluntary or involuntary liquidation, dissolution or winding-up of the affairs of our company;

·	the redemption rights and price or prices, if any, for shares of the series;

·	the terms of any purchase, retirement or sinking fund, if any, provided for shares of the series;

·

the terms, if any, upon which the shares of the series will be convertible into or exchangeable for shares of any other class, classes or series or other securities, whether or not issued by our company or any other entity;

·	restrictions, if any, upon issuance of indebtedness by us so long as any shares of the series are outstanding; and

·	restrictions, if any, on the issuance of shares of the same series or of any other class or series.

We could issue a series of preferred stock that could, depending on the terms of the series, impede or discourage an acquisition attempt or other transaction that some, or a majority, of our stockholders might believe to be in their best interests or in which our stockholders might receive a premium for their shares of common stock over the market price of the shares of common stock.

Authorized but Unissued Capital Stock

The Delaware General Corporation Law (the “DGCL”) does not require stockholder approval for any issuance of authorized shares. However, the listing requirements of the New York Stock Exchange (“NYSE”), which would apply so long as our common stock remains listed on the NYSE, require stockholder approval of certain issuances equal to or exceeding 20% of the then outstanding voting power or then outstanding number of shares of common stock. These additional shares may be used for a variety of corporate purposes, including future public offerings, to raise additional capital or to facilitate acquisitions.

One of the effects of the existence of unissued and unreserved common stock or preferred stock may be to enable our board of directors to issue shares to persons friendly to current management, which issuance could render more difficult or discourage an attempt to obtain control of our company by means of a merger, tender offer, proxy contest or otherwise, and thereby protect the continuity of our management and possibly deprive our stockholders of opportunities to sell their shares of common stock at prices higher than prevailing market prices.

Anti-Takeover Effects of Provisions of Delaware Law and Our Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws

Undesignated Preferred Stock

Pursuant to our Certificate of Incorporation, our board of directors has the authority to issue preferred stock with super voting, special approval, dividend or other rights or preferences on a discriminatory basis that could impede the success of any attempt to acquire us or otherwise effect a change in control of us. These and other provisions may have the effect of deferring, delaying or discouraging hostile takeovers, or changes in control or management of our company.

Requirements for Advance Notification of Stockholder Meetings, Nominations and Proposals

Our Certificate of Incorporation provides that, subject to the rights of the holders of any series of preferred stock, special meetings of the stockholders may be called only by, or at the direction of, our board of directors, two or more of our directors, the chairman of our board, our chief executive officer or one or more holders of at least a minimum percentage of the voting power of the outstanding shares of our capital stock. This minimum will initially be 25% and will automatically increase to 51% on the first date on which the holders of outstanding shares of our common stock (other than any holder that was, or whose affiliate was, a member of Private National Mortgage Acceptance Company, LLC (“PNMAC”) immediately prior to the initial public offering of our predecessor organization) hold more than 51% of the voting power of all outstanding shares of our capital stock. Our Bylaws prohibit the conduct of any business at a special meeting other than as specified in the notice for such meeting. These provisions may have the effect of deferring, delaying or discouraging hostile takeovers, or changes in control or management of our company.

Our Bylaws establish advance notice procedures with respect to stockholder proposals and the nomination of candidates for election as directors, other than nominations made pursuant to our stockholder agreement with HC Partners, LLC, (“HCP”) or by or at the direction of the board of directors or a committee of the board of directors. In order for any matter to be “properly brought” before a meeting, a stockholder will have to comply with the advance notice requirements and provide us with certain information. These provisions may also defer, delay or discourage a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to obtain control of us.

Filling of Vacancies and Newly Created Directorships; Conduct of Stockholder Meetings

Additionally, vacancies and newly created directorships may be filled only by a vote of a majority of the directors then in office, even though such directors may constitute less than a quorum of the board required for such action, and not by the stockholders. Our Bylaws allow the presiding officer at a meeting of the stockholders to adopt rules and regulations for the conduct of meetings which may have the effect of precluding the conduct of certain business at a meeting if the rules and regulations are not followed. These provisions may also defer, delay or discourage a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to obtain control of us.

No Cumulative Voting

The DGCL provides that stockholders are not entitled to the right to cumulate votes in the election of directors unless our Certificate of Incorporation provides otherwise. Our Certificate of Incorporation does not expressly provide for cumulative voting.

Amendments to Certificate of Incorporation and Bylaws

The DGCL provides that, unless a corporation’s certificate of incorporation provides for a greater vote, the affirmative vote of holders of shares constituting a majority in voting power of the outstanding shares entitled to vote thereon is required to approve amendments to the certificate of incorporation. In addition to the stockholder approval required by the DGCL, our stockholder agreement with HCP provides that our Certificate of Incorporation may not be amended in any manner that is adverse to HCP without the consent of HCP as long as such stockholder, together with its affiliates, holds more than 5% of the voting power of all of our outstanding shares of capital stock.

Our Certificate of Incorporation authorizes our board of directors to amend or repeal our Bylaws, provided that, pursuant to our stockholder agreement with HCP, if that action by our board of directors amends the Bylaws in a manner adverse to HCP when that entity, together with its affiliates, holds at least 5% of the voting power of our outstanding shares of capital stock, such action must be approved by that entity.

Stockholder Action by Written Consent

Pursuant to Section 228 of the DGCL, any action required to be taken at any annual or special meeting of the stockholders may be taken without a meeting, without prior notice and without a vote if a consent or consents in writing, setting forth the action so taken, is signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares of our capital stock entitled to vote thereon were present and voted, unless our Certificate of Incorporation provides otherwise. Our Certificate of Incorporation prohibits the taking of any action of our stockholders by written consent without a meeting unless that action is taken with regard to a matter that has been approved by our board of directors or requires the approval only of certain series of our preferred stock pursuant to the terms thereof.

Delaware Anti-Takeover Statute

We have not opted out of, and therefore are subject to, Section 203 of the DGCL. Section 203 provides that, subject to certain exceptions specified in the law, a publicly-held Delaware corporation shall not engage in certain “business combinations” with any “interested stockholder” for a three-year period after the date of the transaction in which the person became an interested stockholder. These provisions generally prohibit or delay the accomplishment of, among other things, mergers, assets or stock sales or other takeover or change-in-control attempts that are not approved by a company’s board of directors.

In general, Section 203 prohibits a publicly-held Delaware corporation from engaging, under certain circumstances, in a business combination with an interested stockholder for a period of three years following the date the person became an interested stockholder unless:

·

prior to the time the person became an interested stockholder, the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

·

upon completion of the transaction that resulted in the stockholder becoming an interested stockholder, the stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding (but not the outstanding voting stock owned by the interested stockholder) (1) shares owned by persons who are directors and also officers and (2) shares owned by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

·

at, or subsequent to, the time that the person became an interested stockholder, the business combination is approved by the board and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 662/3% of the outstanding voting stock which is not owned by the interested stockholder.

Generally, a business combination includes, among other things, a merger, asset or stock sale or other transaction resulting in a financial benefit to the interested stockholder. An interested stockholder is a person who, together with affiliates and associates, owns or, if such person is an affiliate or associate of the corporation, within three years prior to the determination of interested stockholder status, did own 15% or more of a corporation’s outstanding voting stock. We expect that Section 203 will have an anti-takeover effect with respect to transactions the board of directors does not approve in advance. In such event, we would also anticipate that Section 203 could discourage attempts that might result in a premium over the market price for the shares of common stock held by stockholders.

Under certain circumstances, Section 203 makes it more difficult for a person who would be an “interested stockholder” to effect various business combinations with a corporation for a three-year period. The provisions of Section 203 may encourage companies interested in acquiring our company to negotiate in advance with our board of directors because the stockholder approval requirement would be avoided if our board of directors approves either the business combination or the transaction that results in the stockholder becoming an interested stockholder. These provisions also may make it more difficult to accomplish transactions that stockholders may otherwise deem to be in their best interests.

Corporate Opportunity

Our Certificate of Incorporation provides that neither HCP nor its respective affiliates, has any duty (fiduciary or otherwise) to refrain from engaging, directly or indirectly, in a corporate opportunity in the same or similar lines of business in which we now engage or propose to engage.

In addition, in the event that HCP, or its affiliates, acquires knowledge of a potential transaction or other matter which may be a corporate opportunity for itself and for us, then (i) neither we nor our stockholders will have any expectancy in such opportunity and (ii) neither HCP nor any of its affiliates will have any duty to communicate or offer such corporate opportunity to us or our stockholders and may pursue or acquire such corporate opportunity for itself or direct such corporate opportunity to another person or entity, unless such corporate opportunity is expressly offered to such affiliate in his or her capacity as our director or officer.

 Limitations of Liability and Indemnification

Section 145 of the DGCL authorizes a corporation’s board of directors to grant indemnification and advancement rights to current or former officers, directors, employees and other corporate agents.

As permitted by Delaware law, our Certificate of Incorporation provides that, no director will have any personal liability to us or our stockholders for monetary damages for any breach of fiduciary duty as a director, except to the extent such exemption from liability or limitation thereof is not permitted under the DGCL as the same exists or is thereafter amended. Pursuant to Delaware law, such protection would be not available for liability:

·	for any breach of a duty of loyalty to us or our stockholders;
·	for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;

·	for any transaction from which the director derived an improper benefit; or

·	for unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the DGCL.

Our Bylaws further provide that we must indemnify our current or former directors and officers to the fullest extent permitted by Delaware law. Our Bylaws permit us to secure insurance on behalf of any of our current or former officers or directors for any liability arising out of his or her action in that capacity, whether or not Delaware law would otherwise permit indemnification.

In addition, our Bylaws also provide that we are required to advance expenses to our current or former directors and officers as incurred in connection with legal proceedings against them for which they may be indemnified and that the rights conferred in our Bylaws are not exclusive.

Our Bylaws provide that, except for proceedings to enforce rights to indemnification or advancement, we are not required to indemnify or advance expenses to our current or former director or officer in connection with any action, suit or proceeding (or part thereof) commenced by such person unless such action, suit or proceeding (or part thereof) was authorized by our board of directors.

The fifth amended and restated limited liability company agreement of PNMAC provides that PNMAC will indemnify its officers, members, managers and other affiliates to the fullest extent permitted by Delaware law, and advance expenses to its officers, members, managers and other affiliates as incurred in connection with legal proceedings against them for which they may be indemnified. The rights conferred in the fifth amended and restated limited liability company agreement of PNMAC are not exclusive.

The indemnification agreements provide, among other things, that we are required to indemnify each director and officer to the fullest extent permitted by Delaware law, our Certificate of Incorporation and our Bylaws for expenses such as, among other things, attorneys’ fees, judgments, fines and settlement amounts incurred by the director or officer in any action or proceeding, including any action by or in our right, arising out of that person’s services as our director or officer or as the director or officer of our subsidiary or any other company or enterprise to which the person provides services at our request. In addition, the indemnification agreements also provide that we are required to advance expenses to our directors and officers as incurred in connection with legal proceedings against them for which they may be indemnified and that the rights conferred in the indemnification agreements are not exclusive. We maintain directors’ and officers’ liability insurance.

The Securities and Exchange Commission has taken the position that personal liability of directors for violation of the federal securities laws cannot be limited and that indemnification by us for any such violation is unenforceable.

The limitation of liability and indemnification provisions in our Certificate of Incorporation and our Bylaws may discourage stockholders from bringing a lawsuit against our directors and officers for breach of their fiduciary duty. They may also reduce the likelihood of derivative litigation against our directors and officers, even though an action, if successful, may benefit us and other stockholders. Further, a stockholder’s investment may be adversely affected to the extent that we pay the costs of settlement and damage awards against directors and officers as required by these indemnification provisions.